The following principal investment strategy for Fidelity Intermediate Bond Fund took effect January 11, 2011:

FMR normally invests at least 80% of the fund's assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities.

FMR uses the Barclays Capital U.S. Intermediate Government/Credit Bond Index as a guide in structuring the fund and selecting its investments. FMR manages the fund to have similar overall interest rate risk to the index.